Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Edge Therapeutics, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated March 21, 2014 contains an explanatory paragraph that states that Edge Therapeutics, Inc. has incurred recurring losses and negative cash flows from operations since inception, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Short Hills, New Jersey
March 21, 2014